December 9, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Initial Registration Statement on Form N-4 for Horace Mann Life Insurance Company Separate Account Horace Mann Life Insurance Company

Commissioners:

On behalf of Horace Mann Life Insurance Company and Horace Mann Life Insurance Company Separate Account (the “Separate Account”), we are hereby electronically submitting for filing under the Securities Act of 1933, as amended, an initial registration statement on Form N-4 for certain flexible premium deferred variable annuity contracts (“Contracts”). The Contracts will be funded through the Separate Account (File No. 811-1343), which is registered with the Commission under the Investment Company Act of 1940, as amended. Any exhibits not included herein, and certain other information, will be provided by pre-effective amendment

If you have any questions or comments about this filing, please call the undersigned at 217-788-5706 or Maureen Bolinger at 217-788-5720.

Sincerely,

/s/ Elizabeth E. Arthur

Elizabeth E. Arthur

Assistant General Counsel,

Horace Mann Life Insurance Company

Attachment

cc:	Maureen Bolinger

The Horace Mann Companies • 1 Horace Mann Plaza • Springfield, Illinois 62715-0001

217-789-2500 • www.horacemann.com